SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No: 2)*

Sungy Mobile Ltd

(Name of Issuer)

ADR (REPRESENTING CLASS A ORDINARY SHARES)

(Title of Class of Securities)

86737M100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737M100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GAM Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With*	5.	Sole Voting Power
4,529,484 Class A Shares (held via 754,914 ADR shares)

	6.	Shared Voting Power
_____________

	7.	Sole Dispositive Power
4,529,484 Class A Shares (held via 754,914 ADR shares)

	8.	Shared Dispositive Power
_____________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,529,484 Class A Shares (held via 754,914 ADR shares)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
6.88% (based on the total of 65,858,046 Class A Shares outstanding)

12.	Type of Reporting Person (See Instructions) HC

*GAM Holding AG disclaims beneficial ownership of such securities.

Item 1.
	(a)	Name of Issuer Sungy Mobile Ltd

	(b)	Address of Issuer’s Principal Executive Offices
Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, People’s
Republic of China

Item 2.
	(a)	Name of Person Filing
GAM Holding AG

	(b)	Address of Principal Business Office or, if none, Residence
Klaustrasse 10, 8008 Zurich, Switzerland

	(c)	Citizenship
Switzerland

	(d)	Title of Class of Securities
ADR (REPRESENTING CLASS A ORDINARY SHARES)

	(e)	CUSIP Number
86737M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,529,484 Class A Shares (held via 754,914 ADR shares)

(b)	Percent of class: 6.88%

The percentage used herein was calculated based on the total of 65,858,046 Class A Shares

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
4,529,484 Class A Shares (held via 754,914 ADR shares)

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the
4,529,484 Class A Shares (held via 754,914 ADR shares)

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The securities reported herein (the “Securities”) are beneficially owned by one or more investment funds or other accounts that, pursuant to investment management contracts, are managed by GAM Hong Kong Limited (“GAM HK”). GAM HK is a wholly owned subsidiary of GAM Holding AG. Such investment management contracts grant to GAM HK all investment and voting power over the securities owned by such investment management clients. Therefore, GAM HK may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of the Securities.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2015
Date

/s/ Scott Sullivan
Signature

Scott Sullivan, Group General Counsel
Name/Title

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to joint filing of the attached Schedule 13G, and any and all amendments thereto, and expressly authorize GAM Holding AG, as the ultimate parent company of each of its undersigned subsidiaries, to file such Schedule 13G, and any and all amendments thereto, on behalf of each of them.

Date: February 5, 2015

GAM Holding AG

By: /s/ Scott Sullivan

Name: Scott Sullivan

Title: Group General Counsel

GAM Hong Kong Limited

By: /s/ Scott Sullivan

Name: Scott Sullivan

Title: Group General Counsel